UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

David L. Ronn McGuireWoods LLP 600 Travis Street, Suite 7500 Houston, Texas 77002-2906 (713) 353-6671
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 2 OF 20

1		NAMES OF REPORTING PERSONS. Lake Union Capital Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,428,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,428,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,821[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

1 As of October 13, 2011, the Reporting Person beneficially owns 809,607 American Depositary Shares, representing 2,428,821 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 3 OF 20

1		NAMES OF REPORTING PERSONS. Lake Union Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,428,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,428,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,821[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IA

2 As of October 13, 2011, the Reporting Person beneficially owns 809,607 American Depositary Shares, representing 2,428,821 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 4 OF 20

1		NAMES OF REPORTING PERSONS. Michael Self
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,428,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,428,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,821[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

3 As of October 13, 2011, the Reporting Person beneficially owns 809,607 American Depositary Shares, representing 2,428,821 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 5 OF 20

1		NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,724
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,890,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,724[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

4 As of October 13, 2011, the Reporting Person beneficially owns 2,296,908 American Depositary Shares, representing 6,890,724 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 6 OF 20

1		NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,724
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,890,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,724[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IA

5 As of October 13, 2011, the Reporting Person beneficially owns 2,296,908 American Depositary Shares, representing 6,890,724 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 7 OF 20

1		NAMES OF REPORTING PERSONS. Alexander B. Washburn
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,724
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,890,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,724[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

6 As of October 13, 2011, the Reporting Person beneficially owns 2,296,908 American Depositary Shares, representing 6,890,724 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 8 OF 20

1		NAMES OF REPORTING PERSONS. Daniel R. Baty
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,724
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,890,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,724[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

7 As of October 13, 2011, the Reporting Person beneficially owns 2,296,908 American Depositary Shares, representing 6,890,724 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 9 OF 20

1		NAMES OF REPORTING PERSONS. Stanley L. Baty
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,724
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,890,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,724[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

8 As of October 13, 2011, the Reporting Person beneficially owns 2,296,908 American Depositary Shares, representing 6,890,724 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 10 OF 20

1		NAMES OF REPORTING PERSONS. Brandon D. Baty
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,724
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,890,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,724[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

9 As of October 13, 2011, the Reporting Person beneficially owns 2,296,908 American Depositary Shares, representing 6,890,724 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 11 OF 20

Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2011 (the “Schedule 13D”), by the Aegir Parties, the Lake Union Parties and the Columbia Pacific Parties relating to ordinary shares in the form of American Depositary Shares (“ADSs”) issued by ChinaEDU Corporation (the “Issuer” or the “Company”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

The cover pages previously filed by the Aegir Parties remain unchanged. Any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

Lake Union Parties

The 186,900 Ordinary Shares in the form of ADSs purchased by Lake Union Parties since August 16, 2011 were acquired by Lake Union Capital Fund, L.P. for an aggregate purchase price of approximately $368,100, and were acquired with the investment capital of Lake Union Fund, as more fully detailed in Item 5 herein.

Columbia Pacific Parties

The 359,121 Ordinary Shares in the form of ADSs purchased by the Columbia Pacific Parties since August 16, 2011 were acquired by the Columbia Pacific Parties for an aggregate purchase price of approximately $696,005 and were acquired with the investment capital of the Columbia Pacific Parties, as more fully detailed in Item 5 herein.

Item 4.       Purpose of Transaction.

The second, third and fourth paragraphs of Item 4 of the Schedule 13D are hereby amended and restated by the following:

The Lake Union Parties acquired their interests in the Company between April 7, 2008 and October 10, 2011, and presently hold approximately 4.5% of the Company’s Ordinary Shares in the form of ADSs.  The purchases of the ADSs were made in the Lake Union Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Columbia Pacific Parties acquired their interests in the Company between August 7, 2008 and October 13, 2011, and presently hold approximately 12.7% of the Company’s Ordinary Shares in the form of ADSs.  The purchases of the ADSs were made in the Columbia Pacific Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 12 OF 20

The Aegir Parties, Lake Union Parties and the Columbia Pacific Parties formed The ChinaEDU Value Realization Committee (the “Committee”) for the purposes described below.  The Committee may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 representing approximately 26% of the Company’s outstanding Ordinary Shares in the Form of ADSs.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On October 13, 2011, members of the Committee  had a discussion with the Company's CEO.  In connection with that discussion, the Committee delivered resumes of three potential additional members of the Company’s board (“Potential Board Nominees”)  and recommended that the Company increase the size of the board and name the Potential Nominees as additional members of the Company’s board.   In addition, the Committee recommended the Company engage a financial advisor to assist the Company to evaluate potential strategic transactions. The Committee and management are attempting to work together for the betterment of the Company’s employees, management and shareholders.

As previously disclosed, the Committee continues to investigate potential strategic or financial buyers for the Company.  Members of the Committee have had conversations with potential strategic and financial acquirers who have expressed interest in such a transaction. The Committee Members believe that the Potential Board Nominees and a well-respected financial advisor will have the experience and capabilities necessary to evaluate potential offers for the Company and to maximize shareholder value.

Item 5.      Interest in Securities of the Issuer.

The first paragraph in Item 5 is hereby amended and restated by the following:

By virtue of the understanding reached between the Reporting Persons described in Item 4, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1934.  Collectively, the group may be deemed to have voting control over a combined 14,195,913 of the Ordinary Shares in the form of ADSs of the Issuer.

The information under the heading “Lake Union Parties” in Item 5 is hereby amended and restated by the following:

Lake Union Parties

(a)
As of the close of trading on October 13, 2011, (i) Lake Union Capital Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 2,428,821 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 13 OF 20

Lake Union Capital Management, LLC is the investment manager and general partner of Lake Union Capital Fund, L.P. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Self is the managing member of Lake Union Capital Management, LLC.  In such capacity, Mr. Self controls the trading of securities held by Lake Union Capital Fund L.P.  As a result of such role and otherwise by virtue of his relationship to Lake Union Capital Fund, L.P. and Lake Union Capital Management LLC, Mr. Self may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 4.5% of the Ordinary Shares in the form of ADSs beneficially owned by each of Lake Union Capital Fund, L.P., Lake Union Capital Management, LLC and Mr. Self are based on 54,395,185 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2010 (as set forth on the Issuer’s Form 20-F filed June 30, 2011 with the Securities and Exchange Commission).

Lake Union Capital Management LLC and Mr. Self disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Lake Union Capital Fund, L.P., except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Lake Union Parties” is incorporated herein by reference.

(c)
The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs during the past 60 days by the Lake Union Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule B.

Other than the acquisition of the 186,900 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule B hereto, the Lake Union Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs in the past 60 days.

(d)	The response to Item 5(a) above under the heading “Lake Union Parties” is incorporated herein by reference.

(e)           Not applicable.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 14 OF 20

The information under the heading “Lake Union Parties” in Item 5 is hereby amended and restated by the following:

(a)
As of the close of trading on October 13, 2011, (i) Columbia Pacific Opportunity Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 6,890,724 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

Columbia Pacific Advisors, LLC is the advisor and sole general partner of Columbia Pacific Opportunity Fund, L.P. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P., and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are the managing members of Columbia Pacific Advisors, LLC. In such capacity, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty control the trading of securities held by Columbia Pacific Opportunity Fund, L.P.  As a result of such role and otherwise by virtue of their relationship to Columbia Pacific Opportunity Fund, L.P. and Columbia Pacific Avisors, LLC, each may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 12.7% of the Ordinary Shares in the form of ADSs beneficially owned by each of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are based on 54,395,185 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2010 (as set forth on the Issuer’s Form 20-F filed June 30, 2011 with the Securities and Exchange Commission).

Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Columbia Pacific Opportunity Fund, L.P., except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(c)
The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs during the past 60 days by the Columbia Pacific Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule C.

Other than the acquisition of the 359,121 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule C hereto, the Columbia Pacific Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs in the past 60 days.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 15 OF 20

(d)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(e)           Not applicable.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 16 OF 20

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2011

New Vernon Aegir Master Fund Ltd.
By: New Vernon Partners LLC

/s/ Barton S. Aronson____________
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  October 14, 2011
New Vernon Investment Management LLC
By: Trent Stedman

/s/ Barton S. Aronson____________
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  October 14, 2011
New Vernon Partners LLC
By: Trent Stedman

/s/ Barton S. Aronson____________
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  October 14, 2011

/s/ Barton S. Aronson____________
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  October 14, 2011

/s/ Barton S. Aronson____________
Name: Barton S. Aronson, Authorized Signatory for Thomas Patrick

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 17 OF 20

Dated:  October 14, 2011

Lake Union Capital Fund, LP
By: Lake Union Capital Management, LLC

/s/ Michael Self_____________
Name: Michael Self
Title: General Partner

Dated:  October 14, 2011

Lake Union Capital Management, LLC

/s/ Michael Self_____________
Name: Michael Self
Title: Managing Member

Dated:  October 14, 2011

/s/ Michael Self_____________
Name: Michael Self

Dated:  October 14, 2011
Columbia Pacific Opportunity Fund, L.P.
By: Columbia Pacific Advisors, LLC

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC

Dated:  October 14, 2011

Columbia Pacific Advisors, LLC

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC

Dated:  October 14, 2011

/s/ Alexander B. Washburn
Name: Alexander B. Washburn

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 18 OF 20

Dated:  October 14, 2011

/s/ Daniel R. Baty
Name:	Daniel R. Baty

Dated:  October 14, 2011

/s/ Stanley L. Baty
Name:	Stanley L. Baty

Dated:  October 14, 2011

/s/ Brandon D. Baty
Name:	Brandon D. Baty

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 19 OF 20

SCHEDULE B
TRANSACTIONS BY THE LAKE UNION PARTIES
Reporting Person	Date	Transaction	Number of ADSs (1) Purchased	Underlying Ordinary Shares of Such ADSs	Approximate Price Per ADS (excluding commissions)
Lake Union Capital Fund, L.P.	8/19/2011	BUY	16,500	49,500	6.02
Lake Union Capital Fund, L.P.	8/22/2011	BUY	1600	4,800	6.05
Lake Union Capital Fund, L.P.	8/23/2011	BUY	2100	6,300	5.98
Lake Union Capital Fund, L.P.	8/24/2011	BUY	1000	3,000	5.90
Lake Union Capital Fund, L.P.	8/25/2011	BUY	900	2,700	6.01
Lake Union Capital Fund, L.P.	8/26/2011	BUY	500	1,500	5.88
Lake Union Capital Fund, L.P.	8/29/2011	BUY	1,600	4,800	5.98
Lake Union Capital Fund, L.P.	8/30/2011	BUY	600	1,800	6.00
Lake Union Capital Fund, L.P.	9/1/2011	BUY	1,100	3,300	6.08
Lake Union Capital Fund, L.P.	9/2/2011	BUY	500	1,500	5.97
Lake Union Capital Fund, L.P.	9/6/2011	BUY	600	1,800	5.88
Lake Union Capital Fund, L.P.	9/7/2011	BUY	1,700	5,100	5.96
Lake Union Capital Fund, L.P.	9/8/2011	BUY	5,300	15,900	5.76
Lake Union Capital Fund, L.P.	9/9/2011	BUY	1,800	5,400	5.83
Lake Union Capital Fund, L.P.	9/12/2011	BUY	2,500	7,500	5.94
Lake Union Capital Fund, L.P.	9/13/2011	BUY	2,500	7,500	5.93
Lake Union Capital Fund, L.P.	9/14/2011	BUY	1,700	5,100	5.96
Lake Union Capital Fund, L.P.	9/15/2011	BUY	1,000	3,000	5.91
Lake Union Capital Fund, L.P.	9/19/2011	BUY	2,200	6,600	5.74
Lake Union Capital Fund, L.P.	9/20/2011	BUY	500	1,500	5.84
Lake Union Capital Fund, L.P.	9/21/2011	BUY	600	1,800	5.85
Lake Union Capital Fund, L.P.	9/22/2011	BUY	3,700	11,100	5.82
Lake Union Capital Fund, L.P.	9/23/2011	BUY	700	2,100	5.76
Lake Union Capital Fund, L.P.	9/26/2011	BUY	300	900	5.85
Lake Union Capital Fund, L.P.	9/27/2011	BUY	1,200	3,600	5.82
Lake Union Capital Fund, L.P.	9/28/2011	BUY	1,100	3,300	5.84
Lake Union Capital Fund, L.P.	9/29/2011	BUY	800	2,400	5.78
Lake Union Capital Fund, L.P.	9/30/2011	BUY	2,000	6,000	5.85
Lake Union Capital Fund, L.P.	10/3/2011	BUY	3,200	9,600	5.78
Lake Union Capital Fund, L.P.	10/4/2011	BUY	200	600	5.74
Lake Union Capital Fund, L.P.	10/5/2011	BUY	300	900	5.72
Lake Union Capital Fund, L.P.	10/6/2011	BUY	200	600	5.83
Lake Union Capital Fund, L.P.	10/7/2011	BUY	1,600	4,800	5.78
Lake Union Capital Fund, L.P.	10/10/2011	BUY	200	600	5.79

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 20 OF 20

SCHEDULE C
TRANSACTIONS BY THE COLUMBIA PACIFIC PARTIES

Reporting Person	Date	Transaction	Number of ADSs (1) Purchased	Underlying Ordinary Shares of Such ADSs	Approximate Price Per ADS (excluding commissions)
Columbia Pacific Opportunity Fund, L.P.	8/29/2011	BUY	4,300	12,900	5.97
Columbia Pacific Opportunity Fund, L.P.	8/30/2011	BUY	200	600	5.95
Columbia Pacific Opportunity Fund, L.P.	8/31/2011	BUY	2,300	6,900	5.99
Columbia Pacific Opportunity Fund, L.P.	9/1/2011	BUY	1,200	3,600	6.01
Columbia Pacific Opportunity Fund, L.P.	9/2/2011	BUY	400	1,200	5.99
Columbia Pacific Opportunity Fund, L.P.	9/6/2011	BUY	3,800	11,400	5.92
Columbia Pacific Opportunity Fund, L.P.	9/7/2011	BUY	5,600	16,800	5.93
Columbia Pacific Opportunity Fund, L.P.	9/8/2011	BUY	20,553	61,659	5.77
Columbia Pacific Opportunity Fund, L.P.	9/9/2011	BUY	1,900	5,700	5.71
Columbia Pacific Opportunity Fund, L.P.	9/12/2011	BUY	1,000	3,000	5.91
Columbia Pacific Opportunity Fund, L.P.	9/13/2011	BUY	1,200	3,600	5.95
Columbia Pacific Opportunity Fund, L.P.	9/14/2011	BUY	1,900	5,700	5.94
Columbia Pacific Opportunity Fund, L.P.	9/15/2011	BUY	4,407	13,221	5.86
Columbia Pacific Opportunity Fund, L.P.	9/16/2011	BUY	3,649	10,947	5.89
Columbia Pacific Opportunity Fund, L.P.	9/19/2011	BUY	8,869	26,607	5.77
Columbia Pacific Opportunity Fund, L.P.	9/20/2011	BUY	12,000	36,000	5.86
Columbia Pacific Opportunity Fund, L.P.	9/21/2011	BUY	2,900	8,700	5.81
Columbia Pacific Opportunity Fund, L.P.	9/22/2011	BUY	1,500	4,500	5.74
Columbia Pacific Opportunity Fund, L.P.	9/23/2011	BUY	2,300	6,900	5.76
Columbia Pacific Opportunity Fund, L.P.	9/26/2011	BUY	4,767	14,301	5.85
Columbia Pacific Opportunity Fund, L.P.	9/27/2011	BUY	2,200	6,600	5.89
Columbia Pacific Opportunity Fund, L.P.	9/28/2011	BUY	300	900	5.85
Columbia Pacific Opportunity Fund, L.P.	9/29/2011	BUY	2,674	8,022	5.77
Columbia Pacific Opportunity Fund, L.P.	9/30/2011	BUY	2,000	6,000	5.82
Columbia Pacific Opportunity Fund, L.P.	10/3/2011	BUY	300	900	5.80
Columbia Pacific Opportunity Fund, L.P.	10/4/2011	BUY	6,700	20,100	5.66
Columbia Pacific Opportunity Fund, L.P.	10/5/2011	BUY	1,734	5,202	5.79
Columbia Pacific Opportunity Fund, L.P.	10/6/2011	BUY	2,754	8,262	5.77
Columbia Pacific Opportunity Fund, L.P.	10/7/2011	BUY	7,100	21,300	5.76
Columbia Pacific Opportunity Fund, L.P.	10/10/2011	BUY	2,800	8,400	5.78
Columbia Pacific Opportunity Fund, L.P.	10/11/2011	BUY	300	900	5.70
Columbia Pacific Opportunity Fund, L.P.	10/12/2011	BUY	3,100	9,300	5.69
Columbia Pacific Opportunity Fund, L.P.	10/13/2011	BUY	3,000	9,000	5.69

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share